ROBERT A.  FORRESTER

ATTORNEY AT LAW

1755 NORTH COLLINS BLVD.,

SUITE 360

RICHARDSON, TX 75080

(972) 437-9898

 Fax (972) 480-8406

raforrester@sbcglobal.net

June 13, 2012

Michael McTiernan

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Medical Hospitality Group, Inc.

File No. 333-174533

Form S-11

Dear Mr. McTiernan:

On behalf of Medical Hospitality Group, Inc. (the "Company"), I am filing contemporaneously Amendment No. 8 to the Company's Registration Statement on Form S-11 relating to the sale of certain securities of the Company.

In addition to responses to the staff's comment letter of May 1, 2012, the amendment includes updated financial statements and related updating to the capitalization table, certain disclosures requested by FINRA related to Mr. Devereaux and his relationships with a broker/dealer, and certain disclosures relating to offering expenses. These disclosures are set forth on pages 31, 32, 95, and in Part II, Item 31.

Our responses to the comment letter dated May 1, 2012, are as follows:

General

1.

Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•

Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

Your election under Section 107(b) of the Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

Michael McTiernan, Assistant Director

United States Securities and Exchange Commission

June 13, 2012

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

The cover page now indicates the Company is an "emerging growth company" as defined in the JOBS Act. On page 55, a summary of the various exemptions provided by the JOBS Act and available to the Company are summarized, including the Company's election under section 107(b). As the Company has determined, as disclosed in the JOBS Act summary on page 55, to comply with new or revised accounting standards, the risk factor is not required.

2.

Please disclose whether the Advisor, its affiliates or company affiliates are eligible to vote against any liquidation.

The requested disclosure is set forth on page 94.

Please do not hesitate to contact me if I can aid the staff’s review in any manner.

Very truly yours,

/s/ Robert A. Forrester

Robert A. Forrester